366 Madison Avenue, 11th Floor, New York, NY 10017

August 6, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Lopez

Re:	Acreage Holdings, Inc.

Preliminary Merger Proxy Statement on Schedule 14A

Filed July 21, 2020

File No. 000-56021

Dear Ms. Lopez:

This letter sets forth responses of Acreage Holdings, Inc. (the “Company” or “Acreage”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 30, 2020, with respect to the above referenced Preliminary Merger Proxy Statement on Schedule 14A (File No. 000-56021) (the “Proxy Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Proxy Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Proxy Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Proxy Statement, as so amended.

The Amended Arrangement

New Fairness Opinion, page 87

1.	Staff’s Comment: We note your disclosure that “[u]nder the Eight Capital Engagement Agreement, Acreage has agreed to pay Eight Capital a fee for the delivery of the New Fairness Opinion.” Please revise to quantify such fee. Refer to Item 1014(b)(4) of Regulation M-A and Item 14(b)(6) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87 of the Proxy Statement.

General

2.	Staff’s Comment: Please clarify in the section titled "Q: What will I receive for my Floating Shares if Canopy Growth exercises the Floating Call Option?" that shareholders will not know at the time of the vote what Floating Consideration they will receive if Canopy Growth exercises the Floating Call Option.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the section titled "Q: What will I receive for my Floating Shares if Canopy Growth exercises the Floating Call Option?" of the Proxy Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christopher J. Bellini at (612) 260-9029 of Cozen O’Connor P.C.

Sincerely,
/s/ Glen Leibowitz
Glen Leibowitz

Via E-mail:

cc:	Christopher J. Bellini, Esq.

Cozen O’Connor P.C.

Robert Fonn, Esq.

Russel W. Drew, Esq.

DLA Piper (Canada) LLP

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